UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12013173

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section

FEB 28 2012

Washington, DC

SEC FILE NUMBER
8-68457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/11___ AND ENDING ___12/31/11___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Boursa Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___311 Fourth Avenue, Suite 308___
(No. and Street)

___San Diego, CA 92101___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Douglas Livingston___   ___(619) 954-7788___
                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

___11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Mondragon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boursa Investment Advisors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

State of _California_ County of _San Diego_

Subscribed and, sworn (or affirmed) to before me this 23rd day of _Feb._, _2012_

_____
(Signature of Notary)

Notary Public

_____
Signature

Presiden t

_____
Title

> HOMER H. WONG
> Commission No. 1816962
> NOTARY PUBLIC - CALIFORNIA
> SAN DIEGO COUNTY
> My Comm. Expires November 1, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BOURSA INVESTMENT ADVISORS, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2011

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS

BOURSA INVESTMENT ADVISORS, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2011

BOURSA INVESTMENT ADVISORS, INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

Board of Directors
Boursa Investment Advisors, Inc.

We have audited the accompanying statement of financial condition of Boursa Investment Advisors, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boursa Investment Advisors, Inc. at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

San Diego, California
February 17, 2012

BOURSA INVESTMENT ADVISORS, INC.

Statement of Financial Condition

December 31, 2011

ASSETS

Cash and cash equivalents	$ 5,511
Deposits with clearing organization	206,580
Commissions receivable	45,592
Securities owned, at market value	174,042
Furniture and equipment, less accumulated depreciation of $417	1,083
Prepaid and other assets	5,055
Total assets	$437,863

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 50,530
Securities sold not yet purchased	9,320
Total liabilities	59,850
Stockholders' equity	
Common stock, 100,000 shares authorized	450,000
Accumulated deficit	(71,987)
Total stockholders' equity	378,013
	$437,863

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Operations

Year Ended December 31, 2011

Revenues	
Commissions	$318,758
Investment income	35,605
Total revenues	354,363
Expenses	
Commissions and clearing charges	237,197
Compensation and employee benefits	82,831
Outside services	42,595
Occupancy	20,608
Travel and subsistence	10,272
Taxes, licenses, and registrations	8,213
Information services	8,210
Supplies	4,600
Communications	4,039
Depreciation	417
Other	2,596
Total expenses	421,578
Loss before income taxes	(67,215)
Income tax expense	(800)
Net loss	$ (68,015)

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2011

| | Common Stock | | Accumulated | |
	Shares	*Amount*	*Deficit*	*Total*
Balance, beginning of year	3,990	$399,000	$ (3,972)	$ 395,028
Sale of common stock	510	51,000	-	51,000
Net loss	-	-	(68,015)	(68,015)
Balance, end of year	4,500	$450,000	$(71,987)	$ 378,013

Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2011

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (68,015)
Adjustments to reconcile net loss	
to net cash from operating activities	
Depreciation	417
Changes in operating assets and liabilities	
Deposits with clearing organization	(206,580)
Commissions receivable	(45,592)
Prepaid and other assets	(3,430)
Accounts payable and accrued liabilities	50,530
Net cash from operating activities	(272,670)
Cash flows from investing activities	
Securities owned	(174,042)
Securities sold not yet purchased	9,320
Capital expenditures	(1,500)
Net cash from investing activities	(166,222)
Cash flows from financing activities	
Sale of common stock	51,000
Net decrease in cash	(387,892)
Cash and cash equivalents,	
Beginning of year	393,402
End of year	$ 5,511
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 800

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Boursa Investment Advisors, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

   Investments. Investments are stated at market value, based on quoted market prices.

   Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (three years).

   Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

   Income Taxes. The Company accounts for income taxes using the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority.

   Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

   Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2011 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2011.

BOURSA INVESTMENT ADVISORS, INC.

Notes to Financial Statements

2. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases office space under a lease agreement that expires in November 2012. Rent expense was approximately $20,000 for the year ended December 31, 2011.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2011, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2011 was 0.16 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2011, the Company had net capital of $321,399 which was $221,399 in excess of the amount required by the SEC.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

*****

BOURSA INVESTMENT ADVISORS, INC.

Supplemental Schedule
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2011

Total stockholders' equity	$378,013
Less non-allowable assets	
Commissions receivable	1,083
Prepaid and other assets	5,055
Net capital before haircuts on security positions	371,875
Less haircuts on security positions	
Options	18,781
Other securities	26,106
Undue concentration	5,589
Net capital	321,399
Minimum net capital required	100,000
Excess net capital	$221,399
Total aggregate indebtedness (excluding securities sold not yet purchased)	$ 50,530
Ratio of aggregate indebtedness to net capital	0.16

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2011.

<u>**Independent Auditor's Report On Internal Control**</u>
<u>**Required by SEC Rule 17a-5(g)(1)**</u>

Board of Directors
Boursa Investment Advisors, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Boursa Investment Advisors, Inc. (the "Company") as of for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beres & Farrington APC

San Diego, California
February 17, 2012

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

Board of Directors
Boursa Investment Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Boursa Investment Advisors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

San Diego, California
February 17, 2012

BOURSA INVESTMENT ADVISORS, INC.

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

Year Ended December 31, 2011

Total revenue	$ 354,363
Additions	
Net loss from principal transactions in securities in trading accounts	12,775
Deductions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(44,070)
Net gain from securities in investment accounts	(46,354)
SIPC net operating revenues	$ 276,714
General assessment @ .0025	$ 692
Less payment July 19, 2011	(122)
Total assessment balance due	$ 570